EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties, Inc.’s ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2004 and the five years ended December 31, 2003 were as follows:

	Three months ended March 31, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains (losses) on sales of real estate and other assets and land held for development, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend	$71,304	$294,933	$272,631	$241,236	$206,128	$164,978
Gains (losses) on sales of real estate and land held for development	8,164	70,244	232,304	11,238	(313)	8,735
Amortization of interest capitalized	660	2,640	2,526	950	415	153
Distributions from unconsolidated joint ventures	1,437	8,412	8,692	2,735	1,848	972
Combined fixed charges and preferred distributions (see below)	84,111	342,244	316,835	306,709	275,607	242,199
Subtract:
Interest capitalized	(4,831)	(19,200)	(22,510)	(59,292)	(37,713)	(16,953)
Preferred distributions	(4,975)	(23,608)	(31,258)	(36,026)	(32,994)	(32,111)

Total earnings	$155,870	$675,665	$779,220	$467,550	$412,978	$367,973

Combined fixed charges and preferred distributions:
Interest expensed	$74,305	$299,436	$263,067	$211,391	$204,900	$193,135
Interest capitalized	4,831	19,200	22,510	59,292	37,713	16,953
Preferred distributions	4,975	23,608	31,258	36,026	32,994	32,111

Total combined fixed charges and preferred distributions	$84,111	$342,244	$316,835	$306,709	$275,607	$242,199

Ratio of earnings to combined fixed charges and preferred distributions	1.85	1.97	2.46	1.52	1.50	1.52

The ratio of earnings to combined fixed charges and preferred distributions was computed by dividing earnings by combined fixed charges and preferred distributions. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains (losses) on sales of real estate and other assets and land held for development, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend, plus gains (losses) on sales of real estate and other assets and land held for development, amortization of interest capitalized, distributions from unconsolidated joint ventures, and combined fixed charges and preferred distributions, minus interest capitalized and preferred distributions. Combined fixed charges and preferred distributions consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.